Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-262067

Republic of Peru Announces Exchange for Eligible Bonds and Issuance of New Bonds

LIMA, Peru, November 9, 2026 — The Republic of Peru (“Peru”) announced today the commencement of offers to exchange certain of Peru’s outstanding U.S. dollar-denominated bonds, as set forth in the table below (the “Eligible Bonds”) for a new series of U.S. dollar-denominated global bonds due 2038 (the “New Bonds”) (collectively, the “Offers” and each, an “Offer”). The Offers are being conducted upon terms and subject to certain conditions set forth in the prospectus supplement dated November 9, 2026 (the “Prospectus Supplement”) and the accompanying prospectus (the “Prospectus”).

Series of Eligible Bonds	Outstanding Principal Amount	CUSIP	ISIN	Exchange Consideration(1)
4.125% USD-Denominated Global Bonds due 2027	U.S.$449,023,000	715638 BU5	US715638BU55	To be announced
2.844% USD-Denominated Global Bonds due 2030	U.S.$465,675,000	715638 DA7	US715638DA73	To be announced
2.783% USD-Denominated Global Bonds due 2031	U.S.$2,799,396,000	715638 DF6	US715638DF60	To be announced

(1)	Per U.S.$1,000 principal amount of Eligible Bonds validly tendered and accepted for exchange. Holders whose Eligible Bonds are validly tendered and accepted for exchange pursuant to the Offers will also receive accrued interest on their Eligible Bonds as described below, which will be paid in U.S. dollars.

In the Offers, the exchange consideration (the “Exchange Consideration”) offered for each U.S.$1,000 principal amount of Eligible Bonds is the applicable principal amount of New Bonds to be announced by Peru as soon as reasonably practicable after the pricing of the New Bonds being concurrently offered for cash, via a press release to the news media. The coupon for the New Bonds will be announced at the same time.

In addition to the Exchange Consideration, holders of Eligible Bonds that are accepted for exchange pursuant to the Offers will also receive Accrued Interest (as defined in the Prospectus Supplement), which will be payable in cash on the settlement date of the Offers and will be rounded to the nearest cent (U.S.$0.01).

THE OFFERS WILL COMMENCE ON NOVEMBER 9, 2026. THE OFFERS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 17, 2026, UNLESS EXTENDED OR EARLIER TERMINATED BY PERU, IN ITS SOLE AND ABSOLUTE DISCRETION (THE “EXPIRATION DATE”).

Each Offer is made as a separate, independent offer. The Offers are not conditioned upon any minimum participation of any series of Eligible Bonds. Peru reserves the right, in its sole and absolute discretion, not to accept some or all Eligible Bonds tendered in any Offer in respect of one or more series of Eligible Bonds, and any Offer may be subject to proration at the sole discretion of Peru. In addition, Peru reserves the right, in its sole and absolute discretion, to modify in any manner, any of the terms and conditions of the Offers. Peru will determine a maximum exchange amount for the Offers as part of this process.

Tenders of Eligible Bonds for exchange may be submitted only by direct participants in Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, S.A. (“Clearstream”) (each, a “Direct Participant”), in compliance with applicable law. If holders of Eligible Bonds wish to exchange their Eligible Bonds pursuant to the Offers, the holders, the custodial entity or the Direct Participant (as the case may be) through which such holders hold their Eligible Bonds must tender, on or prior to the Expiration Date, by properly instructing the applicable clearing system (DTC, Euroclear or Clearstream) in accordance with the procedures and deadlines established by such clearing system.

Eligible Bonds tendered for exchange pursuant to the Offers may only be withdrawn prior to the Withdrawal Deadline (as defined in the Prospectus Supplement), but not thereafter, and in accordance with the procedures specified in the Prospectus Supplement.

Peru is making the Offers only in those jurisdictions where it is legal to do so. The Offers are void in all jurisdictions where such Offers are prohibited. If materials relating to the Offers come into your possession, you are required by Peru to inform yourself of and to observe all of these restrictions.

Peru has filed a registration statement (including the Prospectus) and the Prospectus Supplement with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the Prospectus in that registration statement and other documents Peru has filed with the SEC for more complete information about Peru and the Offers. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, Peru or any participating joint dealer manager will arrange to send you the Prospectus or the Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. at +1 (800) 558-3745, Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030, Deutsche Bank Securities Inc. at +1 (866) 627-0391 or Santander US Capital Markets LLC at +1 (855) 404-3636.

The materials relating to the Offers do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.

FURTHER INFORMATION

The Information and Exchange Agent for the Offers is:

Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, NY 10006
United States of America
Attention: Corporate Actions
Banks and Brokers call: (212) 222-0810
Toll free: (833) 789-0200
Email: contact@gbsc-usa.com
https://www.gbsc-usa.com/peru

The Issuer for the Offers is:

Ministerio de Economía y Finanzas del Perú
Jr. Junín No. 319
Lima, Perú
Email: subastas@mef.gob.pe

DISCLAIMER

The Prospectus Supplement and accompanying Prospectus are not for release, publication or distribution to any person located or resident in any jurisdiction where it is unlawful to distribute the Prospectus Supplement and accompanying Prospectus. Persons into whose possession the Prospectus Supplement and accompanying Prospectus come are required by Peru, the joint dealer managers and the Information and Exchange Agent to inform themselves about, and to observe, any such restrictions.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offers are made solely pursuant to the Prospectus Supplement dated the date hereof and the accompanying Prospectus.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) No. 2017/1129 (the “Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared; therefore, offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Prospectus Supplement has been prepared on the basis that any offer of New Bonds in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Bonds.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”).

Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering or selling the New Bonds or otherwise making them available to retail investors in the UK has been prepared; therefore, offering or selling the bonds or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024. Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (for the purpose of this paragraph, a “distributor”), subsequently offering, selling or recommending the bonds is responsible for undertaking its own target market assessment in respect of the New Bonds and determining the appropriate distribution channels for the purposes of the UK MiFIR Product Governance Rules. Neither Peru nor any of the joint dealer managers makes any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

The Prospectus Supplement is for distribution only to persons who: (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the Prospectus Supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement must be read in conjunction with the Prospectus Supplement and accompanying Prospectus. This announcement and the Prospectus Supplement and accompanying Prospectus contain important information which should be read carefully before any decision is made with respect to any Offer. If any holder of Eligible Bonds is in any doubt as to the action it should take, it is recommended that such holder seek its own financial and legal advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. None of Peru, the joint dealer managers or the Information and Exchange Agent makes any recommendation as to whether holders of Eligible Bonds should exchange Eligible Bonds or participate in the Offers.

This announcement contains forward-looking statements and information that is necessarily subject to risks, uncertainties and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the terms of any such transactions. Peru assumes no obligation to update or correct the information contained in this announcement.

SOURCE The Republic of Peru